     JCPENNEY NEWS RELEASE

     CONTACT
     Duncan Muir                Stephen Blum                 Eli Akresh
     Public Relations           Investor Relations           Investor Relations
     (972) 431-1329             (972) 431-5469               (972) 431-2207


      JCPENNEY ALIGNS WITH GE CAPITAL TO MARKET AND OPERATE JCPENNEY CREDIT CARD
              Completes First Step of Plan to Enhance Stockholder Value


          PLANO, TX, October 18, 1999 - J.C. Penney Company, Inc.(JCP:NYSE) today announced it has completed the first step of a previously announced plan to enhance stockholder value whereby GE Card Services, a GE Capital company, will acquire JCPenney's private label credit card accounts receivable portfolio and credit facilities. In addition, JCPenney will enter into a ten-year agreement with GE Capital to provide private label credit card services. This move will strengthen the competitiveness and appeal of the JCPenney credit card, and at the same time, the sale of the accounts receivable portfolio will enable the Company to significantly reduce debt.

          James E. Oesterreicher, chairman and chief executive officer of JCPenney said, "By selling the receivables portfolio, we will free up substantial cash to reduce debt, strengthen our balance sheet and pave the way for our previously announced creation and initial public offering ("IPO") of approximately 20 per cent of a tracking stock covering JCPenney's Eckerd Drugstore business. In addition, our customers will continue to receive the high level of service they're accustomed to, and now, together with GE Capital, we will provide more benefits for shopping with our exclusive card. The JCPenney card will be a stronger future business driver because it will provide our customers with added incentives for its use, including more features than we now offer."

          "We'll work together with JCPenney so customers can get more from their JCPenney credit card, more benefits and new ways to use the card," said Edward D. Stewart, president and CEO, GE Card Services. "The JCPenney card will be strengthened with expanded promotional offers to customers, more favorable repayment terms, a multimillion dollar relaunch and on line support for all JCPenney products and services. From a business standpoint, this acquisition fits perfectly with GE Card Services' expertise managing and marketing private label credit card programs to strengthen customer relationships for retail partners."

     Public Relations J. C. Penney Company, Inc., 6501 Legacy Drive, Plano Texas 75024

          Terms of the agreement were not disclosed. The transaction, subject to regulatory approval, is expected to close in the fourth quarter. Following the transaction, the Company expects to reduce approximately $3.8 to $4.0 billion of debt.

          In 1998, JCPenney had credit card sales of $7.8 billion and 35 million accounts. The company has 11 credit facilities, with approximately 2,800 employees, in 10 U.S. cities and Puerto Rico. Upon closing, GE Capital will operate these facilities with existing personnel and evaluate the resources and facilities needed to support its business in the future.

          GE Card Services, which has 70 million private label credit card accounts on file, is a GE Capital company. With assets of more than US$300 billion, GE Capital is a global, diversified financial services company with 28 specialized businesses. A wholly owned subsidiary of General Electric Company, GE Capital, based in Stamford, Conn., provides equipment management, mid-market and specialized financing, specialty insurance and a variety of consumer services, such as car leasing, home mortgages and credit cards, to businesses and individuals around the world. GE is a diversified manufacturing, technology and services company with operations worldwide.

          J. C. Penney Company, Inc. is one of America's largest department store, drugstore, and catalog retailers employing more than 260,000 associates. The Company operates nearly 1,150 JCPenney department stores in all 50 states, Puerto Rico, and Mexico. In addition, the Company operates 23 Renner department stores in Brazil. Eckerd Drugstores is comprised of nearly 2,900 drugstores located in the Southeast, Sunbelt, and Northeast regions of the U.S. JCPenney Catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise. JCPenney Direct Marketing Services markets insurance products and membership services to various credit card customers by direct response solicitations primarily in the United States and Canada.

          This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity, and the Year 2000 compliance readiness of JCPenney's suppliers and service providers as well as government agencies. Investors should take such risks into account when making investment decisions.
                                    #     #     #